
06019091

CALFRAC WELL SERVICES LTD.

CALFRAC ANNOUNCES 2007 CAPITAL PROGRAM, LONG-TERM CONTRACT, CLOSING OF BANK FINANCING AND SEMI-ANNUAL DIVIDEND

CALGARY, ALBERTA – December 7, 2006 – Calfrac Well Services Ltd. ("Calfrac") (TSX–CFW) has approved a capital budget for 2007 of $76 million, which together with approximately $20 million carried over from 2006 will aggregate to a total capital expenditure of $96 million in 2007. The majority of the 2007 capital program is focused on supplementing the pumping capacity of the Company's existing North American fracturing fleet servicing the deeper basin in Canada as well as providing the necessary equipment for geographic expansion in the United States. In addition, the 2007 capital program also includes capital related to the Company's expansion in the Russian well service market as well as the construction of two new coiled tubing units which are expected to service the Company's Canadian operations. The 2007 capital budget also includes additional infrastructure required to support the Company's expanding operations.

The Company is also pleased to announce that it has entered into a long-term contract with one of the leading oil and gas companies operating in the United States for the provision of fracturing services in the state of Arkansas. The contract results in the dedication of a multi-pumper fracturing spread to this customer for a term of two years with minimum work commitments. This contract will be serviced by Calfrac's existing fleet of equipment and equipment being manufactured as part of Calfrac's 2007 capital budget. The contract is consistent with Calfrac's philosophy of having a certain level of its equipment fleet operating under long-term contracts. In addition, the Company has been awarded a one year contract with a new customer in a new service area in western Siberia, Russia. This contract is for the supply of a multi-pumper fracturing spread, a deep coiled tubing unit and additional support equipment.

The 2007 capital budget will be funded by cash flow and credit facilities available to the Company. In this regard, Calfrac is pleased to announce that it has concluded documentation related to an increase in its available credit facilities to $150 million with a syndicate of Canadian chartered banks, led by HSBC Bank Canada and including the Toronto-Dominion Bank.

The Company is also pleased to announce that the Board of Directors has declared a dividend pursuant to Calfrac's semi-annual dividend policy. The dividend of $0.05 per common share will be paid on January 5, 2007 to shareholders of record on December 19, 2006.

Calfrac's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol "CFW". Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada, the United States and western Siberia in Russia.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Calfrac's control, including the impact of general economic conditions, industry conditions, and fluctuations in commodity prices and foreign exchange rates. Calfrac's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits Calfrac will derive from them.

For further information please contact:

Douglas R. Ramsay
President and Chief Executive Officer
Telephone: (403) 266-6000
Fax: (403) 266-7381

Tom J. Medvedic
Vice President, Finance and Chief Financial Officer
Telephone: (403) 266-6000
Fax: (403) 266-7381